Exhibit 99.1

NXT Management Team Enhanced With The Hiring
of Mr. Atul Nautiyal as V-P Geosciences

CALGARY, ALBERTA, April 2, 2013 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; OTC:NSFDF) is pleased to announce that Mr. Atul Nautiyal is joining NXT as Vice-President Geosciences.

Mr. Nautiyal is a professional geophysicist with over 25 years of exploration and development experience in Western Canada and numerous international areas including South America, the Middle East, Africa, Europe and the Gulf of Mexico.  In addition to experience gained with major, intermediate and start-up energy companies, he also provided consulting expertise to exploration firms and investment banks.  Mr. Nautiyal was a founder and the CEO of TerraWRX, a Calgary based geophysical and exploration strategy consulting firm.  A proven explorationist, he has been directly involved in projects resulting in the discovery of an estimated 10 trillion cubic feet of gas and 300 million barrels of oil in conventional and unconventional reservoirs worldwide.  Mr. Nautiyal received an M.Sc. in geophysics from the University of British Columbia in 1987 and a B.A.Sc. in engineering from the University of Toronto in 1984.  He holds membership with APEGA and CSEG.

“We are excited to have Atul, a veteran geophysicist, with experience in international markets, joining the NXT team”, noted George Liszicasz, President and CEO of NXT.  “We are attracted to Atul’s keen interest in applying new technological concepts with hands-on geophysics and will be drawing on his extensive geophysical modeling and exploration knowledge to aid in further expanding industry awareness, understanding and acceptance of the value of our SFD survey technology. The addition of Atul’s geophysical and exploration skills to our management team, is a key part of NXT’s strategic plans to continually improve our technology and grow our survey service.”

Mr. Nautiyal is joining NXT effective immediately, and will be issued a total of 150,000 stock options, with an exercise price of $0.66.  These options have a five year term to April 1, 2018, with entitlement to exercise the options vesting one third at the end of each year over a three year period.

NXT also advises that Mr. Grafton Withers, V-P Marketing & Sales, will be resigning from NXT effective April 30, 2013.  George Liszicasz added “we wish to thank Grafton for his efforts in expanding awareness of the benefits of the SFD survey system in international markets, including a significant increase over the last year in NXT’s network of independent international sales agents ”.

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a survey method that can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The company’s securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2011 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Greg Leavens
NXT Energy Solutions Inc.
V-P Finance & CFO
(403) 206-0805
www.nxtenergy.com

George Liszicasz
NXT Energy Solutions Inc.
President & CEO
(403) 206-0800
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.